Exhibit 99.2

Consolidated Financial Statements

For the years ended October 31, 2023 and 2022

(Stated in thousands of Canadian dollars, except share and per share amounts)

High Tide Inc.
Consolidated Financial Statements
For the years ended October 31, 2023 and 2022

Consolidated Financial Statements for the years ended October 31, 2023 and 2022.

The accompanying audited consolidated financial statements of High Tide Inc. (“High Tide” or the “Company”) have been prepared by and are the responsibility of the Company’s management and have been approved by the Audit Committee and Board of Directors of the Corporation.

Approved on behalf of the Board:

(Signed) “Harkirat (Raj) Grover”	(Signed) “Nitin Kaushal”
President and Chair of the Board	Director and Chair of the Audit Committee

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of High Tide Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of High Tide Inc. (the Company) as of October 31, 2023 and 2022, the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows, for each of the two years in the period ended October 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at October 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended October 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as High Tide Inc.’s auditor since 2020.

Calgary, Canada

January 29, 2024

High Tide Inc.
Consolidated Statements of Financial Position
As at October 31, 2023 and 2022 (Stated - In thousands of Canadian dollars)

	Notes	2023	2022
		$	$

Assets
Current assets
Cash and cash equivalents		30,121	25,084
Marketable securities		141	195
Trade and other receivables	11	7,573	8,200
Inventory	10	25,974	23,414
Prepaid expenses and deposits	9	4,836	7,167
Total current assets		68,645	64,060
Non-current assets
Property and equipment	7	27,142	31,483
Net investment - lease		179	203
Right-of-use assets	26	30,643	30,519
Long term prepaid expenses and deposits	9	3,307	2,988
Intangible assets and goodwill	8	103,485	145,490
Total non-current assets		164,756	210,683
Total assets		233,401	274,743
Liabilities
Current liabilities
Accounts payables and accrued liabilities	13	20,902	26,246
Deferred revenue		1,361	641
Interest bearing loans and borrowings	15	16,141	16,393
Current portion of notes payable	14	136	-
Current portion of convertible debentures	16	8,708	2,696
Current portion of lease liabilities	26	7,214	7,629
Put option liability	12	3,675	6,336
Total current liabilities		58,137	59,941
Non-current liabilities
Notes payable	14	12,508	12,257
Convertible debentures	16	-	4,770
Lease liabilities	26	27,823	26,139
Deferred tax liability	18	1,267	9,603
Total non-current liabilities		41,598	52,769
Total liabilities		99,735	112,710
Shareholders’ equity
Share capital	19	288,027	279,513
Warrants	21	12,740	15,497
Contributed surplus	20	30,749	23,051
Convertible debentures – equity		717	717
Accumulated other comprehensive income		5,257	5,665
Accumulated deficit		(205,934)	(168,093)
Equity attributable to owners of the Company		131,556	156,350
Non-controlling interest	29	2,110	5,683
Total shareholders’ equity		133,666	162,033
Total liabilities and shareholders’ equity		233,401	274,743

Contingent liabilities (Note 28)
Subsequent events (Not 30)

4

High Tide Inc.
Consolidated Statements of Loss and Comprehensive Loss
For the years ended October 31, 2023 and 2022 (Stated – In thousands of Canadian dollars)

	Notes	2023	2022
		$	$

Revenue	6, 24	487,669	356,852
Cost of sales		(356,355)	(255,900)
Gross profit		131,314	100,952
Expenses
Salaries, wages and benefits		(56,798)	(44,055)
Share-based compensation	20	(5,034)	(8,080)
General and administration		(26,888)	(25,973)
Professional fees		(8,350)	(4,920)
Advertising and promotion		(4,144)	(7,868)
Depreciation and amortization	7,8,26	(32,761)	(30,169)
Impairment loss	7,8,26	(34,265)	(48,681)
Interest and bank charges		(4,499)	(3,516)
Total expenses		(172,739)	(173,262)
Loss from operations		(41,425)	(72,310)
Other income (expenses)
Loss on extinguishment of financial liability		-	(418)
Loss on extinguishment of debenture		-	(354)
Gain (loss) on revaluation of debenture		505	-
Gain (loss) on revaluation of marketable securities		40	(489)
Finance and other costs	17	(9,727)	(10,379)
Gain on revaluation of put option liability	12	1,932	10,497
Other losses		(55)	-
Gain (loss) on foreign exchange		134	(310)
Total other expenses		(7,171)	(1,453)
Loss before taxes		(48,596)	(73,763)
Income tax recovery (expense)	18	922	(381)
Deferred income tax recovery	18	6,722	3,296
Net loss		(40,952)	(70,848)
Other comprehensive income (loss)
Translation difference on foreign subsidiary		2,027	6,313
Total comprehensive loss		(38,925)	(64,535)

Net (loss) income attributed to:
Owners of company		(39,310)	(71,756)
Non-controlling interest	29	(1,642)	908
		(40,952)	(70,848)

Comprehensive loss attributed to:
Owners of company		(37,551)	(63,412)
Non-controlling interest		(1,374)	(1,123)
		(38,925)	(64,535)

Loss per share
Basic and diluted	22	(0.53)	(1.14)

5

High Tide Inc.
Consolidated Statements of Changes in Equity
For the years ended October 31, 2023 and 2022 (Stated – In thousands of Canadian dollars)

					Equity	Accumulated
					portion of	other		Attributable
				Contributed	convertible	comprehensive	Accumulated	to owners of
	Note	Share capital	Warrants	surplus	debt	income (loss)	deficit	the Company	NCI	Total
		$	$	$	$	$	$	$	$	$
Opening balance, November 1, 2021		208,904	10,724	15,162	859	(648)	(87,792)	147,209	4,795	152,004
Acquisition - FABCBD	5	313	-	-	-	-	-	313	-	313
Acquisition - NuLeaf	5	35,527	-	-	-	-	(8,326)	27,201	1,726	28,927
Acquisition - Budroom	5	3,738	-	-	-	-	-	3,738	-	3,738
Acquisition - Boreal Cannabis	5	2,203	-	-	-	-	-	2,203	-	2,203
Acquisition - Crossroads Cannabis	5	2,189	-	-	-	-	-	2,189	-	2,189
Acquisition - Choom	5	3,940	-	-	-	-	-	3,940	-	3,940
Acquisition - Budheaven	5	1,986	-	-	-	-	-	1,986	-	1,986
Equity portion of convertible debentures		-	-	-	(142)	-	-	(142)	-	(142)
Warrants exercised	21	4,352	(6)	-	-	-	-	4,346	-	4,346
Vesting of RSUs	20	247	-	(247)	-	-	-	-	-	-
Issued warrants		-	5,052	-	-	-	-	5,052	-	5,052
Shares issued through equity financing	19	6,768	-	-	-	-	-	6,768	-	6,768
Daily High Club Escrow cancellation	20	(53)	-	-	-	-	-	(53)	-	(53)
Smoke Cartel Earnout	19	940	-	-	-	-	-	940	-	940
Issuance of shares through ATM	19	8,807	-	-	-	-	-	8,807	-	8,807
Issued to pay fees in shares	19	100	-	-	-	-	-	100	-	100
Share-based compensation	20	-	-	8,080	-	-	-	8,080	-	8,080
Share issuance costs	19	(974)	-	-	-	-	-	(974)	-	(974)
Exercise options	20	526	-	(217)	-	-	-	309	-	309
Warrants expired	21	-	(273)	273	-	-	-	-	-	-
Partner distributions	29	-	-	-	-	-	-	-	(1,961)	(1,961)
Cumulative translation adjustment		-	-	-	-	6,313	-	6,313	-	6,313
Net (loss) gain for the period		-	-	-	-	-	(71,975)	(71,975)	1,123	(70,848)
Balance, October 31, 2022		279,513	15,497	23,051	717	5,665	(168,093)	156,350	5,683	162,033
Opening balance, November 1, 2022
Acquisition - Jimmy's Cannabis	5	4,932	-	-	-	-	-	4,932	-	4,932
Acquisition of non-controlling interest - FABCBD	12,19,29	729	-	-	-	-	1,469	2,198	(1,469)	729
Issuance of shares through ATM	19	2,442	-	-	-	-	-	2,442	-	2,442
Issued to pay fees in shares	19	278	-	-	-	-	-	278	-	278
Share-based compensation	20	-	-	5,034	-	-	-	5,034	-	5,034
Share issuance costs	19	(28)	-	-	-	-	-	(28)	-	(28)
Exercise options	19	161	-	(93)	-	-	-	68	-	68
Warrants expired	21	-	(2,757)	2,757	-	-	-	-	-	-
Partner distributions	29	-	-	-	-	-	-	-	(462)	(462)
Cumulative translation adjustment		-	-	-	-	2,027	-	2,027	-	2,027
Adjustment for Foreign exchange on impairment		-	-	-	-	(2,435)	-	(2,435)		(2,435)
Net (loss) gain for the period		-	-	-	-	-	(39,310)	(39,310)	(1,642)	(40,952)
Balance, October 31, 2023		288,027	12,740	30,749	717	5,257	(205,934)	131,556	2,110	133,666

6

High Tide Inc.
Consolidated Statements of Cash Flows
For the years ended October 31, 2023 and 2022 (Stated – In thousands of Canadian dollars, except share and per share amounts)

	Notes	2023	2022
		$	$
Operating activities
Net loss		(40,952)	(70,848)
Adjustments for items not effecting cash and cash equivalents
Income tax recovery		(922)	381
Deferred income tax recovery		(6,722)	(3,296)
Accretion expense	17	4,338	4,766
Fee for services and interest paid in shares and warrants	19	278	100
Depreciation and amortization	7,8,26	32,761	30,169
Revaluation of put option liability	12	(1,932)	(10,497)
Gain on revaluation of convertible debenture		(505)	-
Gain on extinguishment of debenture		-	354
Impairment loss	8	34,265	48,681
(Loss) gain on foreign exchange		(134)	310
Other losses		55	-
Share-based compensation	20	5,034	8,080
Loss on extinguishment financial liability		-	418
(Loss) gain on revaluation of marketable securities		(40)	489
		25,524	9,107
Changes in non-cash working capital
Trade and other receivables		627	(738)
Inventory		(2,867)	(2,865)
Loan receivable		-	(2,997)
Prepaid expenses and deposits		2,001	149
Accounts payable and accrued liabilities		(5,344)	1,198
Deferred revenue		720	641
Net cash provided by operating activities		20,661	4,495

Investing activities
Purchase of property and equipment	7	(5,786)	(7,759)
Purchase of intangible assets	8	(295)	(1,296)
Proceeds from the sale of marketable securities		95	-
Business Combinations, net of cash acquired	5	270	463
Net cash (used in) investing activities		(5,716)	(8,592)

Financing activities
Repayment of interest bearing loans and borrowings	15	(2,925)	(1,901)
Proceeds from interest bearing loans net of issue costs	15	2,673	-
Repayment of notes payable		(59)	(15,100)
Proceeds from notes payable		-	25,827
Repayment of convertible debentures		-	(2,794)
Lease liability payments		(11,065)	(9,831)
Share issuance costs	19	(28)	(974)
Partner distributions		(461)	(1,961)
Proceeds from equity financing		-	10,645
Proceeds from equity financing through ATM	19	2,442	8,807
Warrants exercised		-	2,140
Options exercised	19	161	309
Net cash (used in) provided by financing activities		(9,262)	15,167

Effect of foreign exchange on cash		(646)	-

Net increase in cash		5,037	11,070
Cash and cash equivalents, beginning of period		25,084	14,014
Cash and cash equivalents, end of period		30,121	25,084

7

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2023 and 2022 (Stated – In thousands of Canadian dollars, except share and per share amounts)

1.	Nature of operations

High Tide Inc. (the “Company” or “High Tide”) is a retail-focused cannabis company enhanced by the manufacturing and distribution of consumption accessories. The Company’s shares are listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “HITI” (listed as of June 2, 2021), the TSX Venture Exchange (“TSXV”) under the symbol “HITI”, and on the Frankfurt Stock Exchange (“FSE”) under the securities identification code ‘WKN: A2PBPS’ and the ticker symbol “2LYA”. The address of the Company’s corporate and registered office is # 112 – 11127 15 Street NE, Calgary, Alberta T3K 2M4.

High Tide does not engage in any U.S. cannabis-related activities as defined by the Canadian Securities Administrators Staff Notice 51-352.

2.   Basis of preparation

A.	Statement of compliance

These consolidated financial statements (“Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”). These consolidated financial statements were approved and authorized for issue by the Board of Directors on January 22, 2024.

The Company has prepared the financial statement on the basis that it will continue to operate as a going concern.

B.      Basis of measurement

The consolidated financial statements have been prepared on a historical cost basis, except financial assets and liabilities which are measured at fair value. The accounting policies set out below have been applied consistently by the Company and its wholly owned subsidiaries for the periods presented.

C.	Currencies and foreign exchange

The Company’s consolidated financial statements are presented in Canadian dollars, which is the functional and presentation currency of the Company and its Canadian subsidiaries. The functional currency of the Company’s United States (“U.S.”) subsidiaries is the U.S. dollar (“USD”), of the Company’s European subsidiaries is the Euro (“EUR”), and of the Company’s United Kingdom subsidiaries is the British Pound Sterling (“GBP”). Transactions denominated in currencies other than the functional currency are translated at the rate prevailing at the date of transaction. Monetary assets and liabilities that are denominated in foreign currencies are translated at the rate prevailing at each reporting date. Income and expense amounts are translated at the dates of the transactions.

In preparing the Company’s consolidated financial statements, the financial statements of the foreign subsidiaries are translated into Canadian dollars. The assets and liabilities of foreign subsidiaries are translated into Canadian dollars using exchange rates at the reporting date. Revenues and expenses of foreign operations are translated into Canadian dollars using average foreign exchange rates. Translation gains and losses resulting from the consolidation of operations into the Company’s functional currency, are recognized in other comprehensive income in the statement of loss and other comprehensive loss and as a separate component of shareholders’ equity on the consolidated statement of changes in equity.

D.	Basis of consolidation

Subsidiaries

Subsidiaries are entities controlled by High Tide Inc. The control is achieved when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The results of subsidiaries acquired or disposed of during the year are included in the consolidated statements of loss and other comprehensive loss from the effective date of acquisition and up to the effective date of disposal, as appropriate. Where necessary, adjustments are made to the consolidated financial statements of subsidiaries to bring their accounting policies into line with those used by the Company. Intra-group balances and transactions, and any unrealized gains or losses or income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements.

8

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2023 and 2022 (Stated – In thousands of Canadian dollars, except share and per share amounts)

Subsidiaries	Percentage Ownership	Functional Currency
Canna Cabana Inc.	100%	Canadian Dollar
2680495 Ontario Inc.	100%	Canadian Dollar
Saturninus Partners GP	50%	Canadian Dollar
Valiant Distribution Canada Inc.	100%	Canadian Dollar
META Growth Corp.	100%	Canadian Dollar
NAC Thompson North Ltd. Partnership	49%	Canadian Dollar
NAC OCN Ltd. Partnership	49%	Canadian Dollar
HT Global Imports Inc.	100%	Canadian Dollar
2049213 Ontario Inc.	100%	Canadian Dollar
1171882 B.C. Ltd.	100%	Canadian Dollar
High Tide BV (Grasscity)	100%	European Euro
Valiant Distribution Inc.	100%	U.S. Dollar
Smoke Cartel USA, Inc.	100%	U.S. Dollar
Fab Nutrition, LLC	100%	U.S. Dollar
Halo Kushbar Retail Inc.	100%	Canadian Dollar
Nuleaf Naturals LLC	80%	U.S. Dollar
DHC Supply, LLC	100%	U.S. Dollar
DS Distribution Inc.	100%	U.S. Dollar
Enigmaa Ltd.	80%	British Pound Sterling

3.	Accounting policies

The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements and have been applied consistently by the Company and its subsidiaries.

A.	Summary of significant accounting policies

Cash and cash equivalents

Cash and cash equivalents consist of bank balances, guaranteed investment certificates, and highly liquid short-term investments with a maturity date of 90 days or less which are convertible to known amounts of cash at any time by the Company without penalties.

Marketable securities

Marketable securities comprise of the Company’s investments in market equities. Such securities are measured at fair value through profit and loss (“FVTPL”) in the consolidated financial statements with unrealized gains or losses recognized in the consolidated statement of loss and other comprehensive loss. Fair values for marketable securities are estimated using quoted market prices in active markets, obtained from financial institutions. At the time securities are sold or otherwise disposed of, gains or losses are included in consolidated statement of loss and other comprehensive loss.

Inventory

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is calculated on a weighted average cost basis and includes expenditures incurred in acquiring the inventories and other costs incurred in bringing them to their existing location and condition.

Work-in-progress and finished goods that arise from the extraction process under NuLeaf include raw materials and manufacturing overheads. Manufacturing overheads such as labour and other manufacturing expenditures are allocated based on the normal operating capacity.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and costs necessary to make the sale. The Company reviews inventory for obsolete, redundant, and slow-moving inventory items and any such items are written down to net realizable value. Any write-downs of inventory to net realizable value are recorded in the consolidated statement of loss and other comprehensive loss of the related year.

Property and equipment

Property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. During the construction of leasehold improvements, items are

9

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2023 and 2022 (Stated – In thousands of Canadian dollars, except share and per share amounts)

classified as assets under construction. When the asset is available for use, it is transferred from assets under construction to the appropriate category of property and equipment, and depreciation on the item commences.

Depreciation is provided using the following methods at rates intended to depreciate the costs of the assets over their estimated useful lives:

Asset	Method	Useful life
Office equipment and computers	Straight-line	3 to 5 years
Leasehold improvements	Straight-line	Term of lease
Vehicles	Straight-line	5 years
Buildings	Straight-line	15 years
Production Equipment	Straight-line	7 years

When a property and equipment asset includes significant components with different useful lives, each significant component is depreciated separately.

The estimated useful lives and depreciation methods are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in the consolidated statement of loss and other comprehensive loss of the related year.

Assets under construction are not ready for use and are not depreciated.

Repairs and maintenance costs that do not improve or extend productive life are recognized in the consolidated statement of loss and other comprehensive loss in the year in which the costs are incurred.

Intangible assets

Intangible assets acquired separately are initially recognized at cost, intangibles assets acquired through a business combination are initially recorded at fair value. Following initial recognition, intangible assets with a finite useful life are recorded at cost less accumulated amortization and accumulated impairment losses, if any. Intangible assets with an indefinite useful life are recorded at cost less accumulated impairment losses, if any. The cost of intangible assets acquired in an asset acquisition is initially measured using an allocation of the purchase consideration using a relative fair value approach.

The useful lives of intangible assets are assessed as either finite or indefinite. Amortization of finite life intangible assets is provided, when the intangible asset is available for use, on a straight-line basis over their estimated useful lives.

Intangible asset	Method	Useful life
Software	Straight-line	5 years
Licenses	Straight-line	Remaining term of the lease
Brand names	-	Indefinite life

The estimated useful lives and amortization methods are reviewed at each year-end, and any changes in estimates are accounted for prospectively. Intangible assets not yet available for use are not subject to amortization.

Intangible assets classified by the Company as having indefinite useful lives are comprised of brands from the e-commerce subsidiaries. The Company plans to use the brands for these different e-commerce entities indefinitely, as there is no foreseeable limit to the period over which the brands are expected to generate cash inflows for the Company. Furthermore, the Company will incur future expenditures to maintain these brands in order to maintain the standard of performance for each brand.

Business combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Company elects to measure the non-controlling interests in the acquiree at proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in transaction costs.

The Company determines that it has acquired a business when the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired process is considered substantive if it is critical to the ability to continue producing outputs, and the inputs acquired include an organized workforce with the necessary skills, knowledge,

10

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2023 and 2022 (Stated – In thousands of Canadian dollars, except share and per share amounts)

or experience to perform that process or it significantly contributes to the ability to continue producing outputs and is considered unique or scarce or cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs.

When the Company acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date.

Asset acquisitions

Acquisitions that do not meet the definition of a business combination are accounted for as an asset acquisition.  Consideration paid for an asset acquisition is allocated to the individual identifiable assets acquired and liabilities assumed based on their relative fair values.  Asset acquisitions do not give rise to goodwill.

Goodwill

Goodwill arises on business combinations and is tested for impairment annually or more frequently if events or circumstances indicate that the carrying amount may not be recoverable. Goodwill is initially recognized as the excess of the purchase price over the fair value of the net assets acquired in a business combination. Subsequently, goodwill is measured at cost less accumulated impairment losses. During the year the Company completed its annual impairment tests as of August 1, 2023, which were previously tested as at August 1, 2022. Refer to Note 8.

Impairment of non-financial assets

At each reporting date, the Company reviews the carrying amounts of its property and equipment, right-of-use assets, and intangible assets with a finite useful life to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated in order to determine the extent of the impairment loss, if any.

Goodwill and intangible assets with indefinite useful lives are tested annually and when circumstances indicate that the carrying amount may be impaired.

For impairment testing assets, excluding goodwill, are grouped together into the smallest group of assets, cash generating units (“CGUs”), that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs.

Testing goodwill for impairment is determined by assessing the recoverable amount for each group of CGUs to which the goodwill relates.

An impairment loss is recognized for the amount by which the CGU or group of CGUs carrying amount exceeds its recoverable amount. The recoverable amount of the CGU or group of CGUs is the greater of its value in use and its fair value less costs of disposal (“FVLCD”). Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU or group of CGUs. The FVLCD is based on available data from binding sales transactions in an arm’s length transaction of similar assets or observable market prices less incremental costs for disposing of the asset.

An impairment loss for property and equipment, intangible assets, and leases with a finite useful life is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Revenue recognition

Revenue recognition is based on a 5-step approach, under IFRS 15, which includes identifying the contract with the customer, identifying the performance obligations, determining the individual transaction price, allocating the transaction price to the performance obligations in the contract and recognizing revenue when the relevant performance obligations are satisfied. Revenue is recognized when the entity satisfies the performance obligation upon delivery and acceptance by the customer. Revenue in the consolidated financial statements is disaggregated into cannabis and CBD, consumption accessories, data analytics services, membership revenue and other revenue.

Recognition

The nature, timing of recognition of satisfied performance obligations, and payment terms for the Company’s goods and services are described below:

For performance obligations related to merchandise sales, the Company typically transfers control, completes the performance obligation, and recognizes revenue at the point in time when delivery of the items to the customer occurs. Upon delivery the customer can obtain substantially all of the benefits from the items purchased.

11

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2023 and 2022 (Stated – In thousands of Canadian dollars, except share and per share amounts)

For performance obligations related to data analytics contracts, the Company typically satisfies its performance obligations at a point in time, or over time as services are rendered, depending on the obligation and the specifics of the contract.

Identification of performance obligations

Where contracts contain multiple promises for goods or services, management exercises judgement in determining whether goods or services constitute distinct goods or services or a series of distinct goods that are substantially the same and that have the same pattern of transfer to the customer. The determination of a performance obligation affects whether the transaction price is recognized at a point in time or over time. Management considers both the mechanics of the contract and the economic and operating environment of the contract in determining whether the goods or services in a contract are distinct.

Transaction price

In determining the transaction price and estimates of variable consideration, management considers the history of the customer in estimating the goods and services to be provided to the customer as well as other variability in the contract.

Allocation of transaction price to performance obligations

The Company’s contracts generally outline a specific amount to be invoiced to a customer associated with each performance obligation in the contract. The Company allocates the transaction price to the individual performance obligations based on their standalone selling price, which is primarily estimated based on the amounts that would be charged to customers under similar market conditions.

Satisfaction of performance obligations

The satisfaction of performance obligations requires management to make judgments as to when control of the underlying good or service transfers to the customer. Determining when a performance obligation is satisfied affects the timing of revenue recognition.

Management considers both customer acceptance of the good or service, and the impact of laws and regulations such as standard shipping practices, in determining when this transfer occurs.

Merchandise sales

Revenue consists of sales to customers through the Company’s network of retail stores, e-commerce platforms and through the wholesale distribution arm. Merchandise sales through retail stores are recognized at the time of delivery to the customer, which is generally at the point of sale. Merchandise sales through the Company’s e-commerce platforms and wholesale distribution arm are recognized upon date of receipt by the customer. Where the Company arranges the shipping of goods, revenue is recognized on the date of delivery of goods to the customer’s location (FOB destination).

Data Analytics revenue

The Company earns revenue by providing data analytics services. The performance obligation is fulfilled when the data and services agreed upon are delivered to the customer. Data analytics revenue is recognized in consolidated statement of loss and other comprehensive loss when earned.

Sales returns

The Company does allow returns. Defective products or products that get damaged upon shipping by the Company are considered for exchanges or refunds. In such cases revenue is recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur.

Consignment and principal versus agent considerations

IFRS 15 focuses on recognizing revenue as an entity transfers control of a good or service to a customer which could affect how an entity evaluates its position in a transaction as either a principal or an agent. The standard provides that an entity is principal in a transaction if it controls the specified goods or services before they are transferred to the customer.

Drop shipment and principal versus agent considerations

In the merchandise sales transactions completed by some of the e-commerce platforms, the Company utilizes its drop shipment technology to complete the transaction. Drop-shipment allows customers to make a purchase through the Company’s e-commerce website which is fulfilled by a third-party supplier. The Company is the principal in the transaction, as the price setting, risks of shipment of the merchandise and provision of refunds are the responsibility of the Company.

Membership revenue

The Company accounts for membership fee revenue, net of refunds, on a deferred basis, ratably over the one-year membership period. The membership fee revenue is recognized when control of the promised goods or services is transferred to the member, which typically

12

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2023 and 2022 (Stated – In thousands of Canadian dollars, except share and per share amounts)

occurs over the membership period. The membership period is defined as the period over which the member is entitled to receive the benefits and services associated with their membership.

Taxes

Tax expenses are comprised of current and deferred tax. Tax is recognized in the consolidated statement of loss and other comprehensive loss except to the extent that it relates to items recognized in other comprehensive income (loss) or equity on the statement of financial position.

Current tax

Current tax is calculated using tax rates which are enacted or substantively enacted at the end of the reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to taxation authorities.

Deferred tax

Deferred tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax is determined using tax rates which are enacted or substantively enacted at the end of the reporting period and are expected to apply when the related deferred tax asset is realized, or the deferred tax liability is settled.

Deferred tax liabilities are generally recognized for all taxable temporary differences, except for temporary differences that arise from goodwill, which is not deductible for tax purposes. Deferred tax liabilities are also recognized for taxable temporary differences arising on investments in subsidiaries except where the reversal of the temporary difference can be controlled, and it is probable that the difference will not reverse in the foreseeable future.

Deferred tax assets are recognized to the extent it is probable that taxable profits will be available against which the deductible balances can be utilized. All deferred tax assets are analyzed at each reporting period and reduced to the extent that it is no longer probable that the asset will be recovered. Deferred tax assets and liabilities are not recognized with respect to temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination.

Share-based payments

The fair value of stock options and restricted share units (“RSU”), here-after referred to collectively as “options”, issued to directors, employees and consultants under the Company’s “Ominibus plan” are estimated at the date of issue using the Black-Scholes option pricing model, and charged to consolidated statement of loss and other comprehensive loss and contributed surplus over their relevant vesting period.  Each tranche in an award is considered a separate award with its own vesting period and grant date fair value.

On the exercise of options, the cash consideration received and the fair value of the option previously credited to contributed surplus are credited to share capital.

The fair value of options issued to advisors in conjunction with financing transactions is estimated at the date of issue using the fair value of the goods and services received first, if determinable, then by the Black-Scholes option pricing model, and charged to share capital and contributed surplus over the vesting period. On the exercise of advisor options, the cash consideration received and the fair value of the option previously credited to contributed surplus are credited to share capital.

Where options are cancelled, it is treated as if the options had vested on the date of cancellation and any expense not yet recognized for the award is recognized immediately.  However, if a new option is substituted for the cancelled option and is designated as a replacement option on the date that it is granted, the cancelled and the new options are treated as if they were a modification of the original option.

Option pricing models require the input of assumptions, including the expected price volatility.  Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s share purchase options.  Forfeitures are estimated for each reporting period and adjusted as required to reflect actual forfeitures that have occurred in the period.

Loss per share

Basic loss per share is calculated by dividing the loss attributable to owners of the Company by the weighted average number of common shares outstanding during the year.

A diluted loss per share is calculated by dividing the losses of the Company by the weighted average number of common shares outstanding, adjusted for the effects of all dilutive potential common shares. The weighted average number of common shares outstanding is increased by the total number of additional common shares that would have been issued by the Company assuming exercise of all convertible equity instruments with exercise prices below the average market price for the year.

13

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2023 and 2022 (Stated – In thousands of Canadian dollars, except share and per share amounts)

Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses. The operating results of all operating segments for which discrete financial information is available are reviewed regularly by the Chief Operating Decision Maker (“CODM”), the Company’s executive management, to make decisions about resources to be allocated to the segments and assess their performance. Segment results that are important to executive management generally include items directly attributable to a segment.

Leases

At the lease possession date, the Company recognizes a lease liability reflecting its obligation for future lease payments and a right of use asset representing its right to use the underlying asset.

Right of use assets are presented in the consolidated statement of financial position and are measured at cost, less any accumulated amortization and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right of use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right of use assets are amortized on a straight-line basis over the lease term. The Company also assesses the right of use asset for impairment when such indicators exist.

Lease liabilities are presented in the consolidated statement of financial position and are measured at the present value of future lease payments discounted at the Company’s incremental borrowing rate. Lease payments included in the measurement of the lease liability are made up of fixed payments and variable lease payments that are based on an index or rate. Accretion expense is recognized on lease liabilities using the effective interest method.

Leases that are subleased to a third party are presented on the statement of financial position as a net investment lease. Upon entering into a sublease agreement, the Company immediately de-recognizes the related right of use asset and recognizes a net investment lease. Net investment leases are measured at cost, which includes the present value of the lease at the time of inception of the sublease. Any differences between the right of use asset and the net investment lease are recognized in the statement of consolidated loss and other comprehensive loss. Lease income related to the sublease is recognized in the consolidated statement of loss and comprehensive loss.

The Company has elected to account for short-term leases and leases of low value assets using the practical expedients. Instead of recognizing a right-of-use-asset and lease liability, the payments in relation to these are recognized as an expense in profit or loss on a straight-line basis over the lease term.

Financial Instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

All financial instruments are required to be measured at fair value on initial recognition, and subsequently, measured at FVTPL or amortized cost. In the case of financial assets and financial liabilities not measured at FVTPL, transaction costs, that are directly attributable to the acquisition or issuance of the financial asset or financial liability are offset against the respective financial asset or financial liability. All other transaction costs are expensed in profit or loss.

Classification and Measurement

The following table summarizes the classification of the Company’s financial instruments under IFRS 9 Financial Instruments (“IFRS 9”)

Financial Instrument	IFRS 9 Classification and measurement
Cash and cash equivalents	Amortized cost
Marketable securities	FVTPL
Trade and other receivables	Amortized cost
Accounts payable and accrued liabilities	Amortized cost
Notes payable	Amortized cost
Convertible debenture	Amortized cost
Put option liability	FVTPL
Interest bearing loans and borrowings	Amortized cost

14

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2023 and 2022 (Stated – In thousands of Canadian dollars, except share and per share amounts)

Financial assets

Based on the Company’s assessment of its business model and for the purposes of subsequent measurement, financial assets are classified into two categories:

●	The Company’s cash and cash equivalents and trade and other receivables are subsequently measured at amortized cost. These are assets that are held within a business model where the objective is to hold assets to collect contractual cash flows and its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
●	The Company’s marketable securities are subsequently measured at fair value through consolidated statement of loss and comprehensive loss. These are assets that are held within a business model where the objective is to hold assets to generate capital appreciation on the investments. The eventual cash flows will comprise of cost and gain or loss on the market value of the investment.

The Company reclassifies financial assets when and only when its business model for managing those assets changes. Financial assets are derecognized when the rights to receive cash flows from the financial asset have expired or when the Company has transferred its rights to receive cash flows from the financial asset.

Financial liabilities

The classification of financial liabilities is determined by the Company at initial recognition. The classification categories are as follows:

●	The Company’s accounts payables and accrued liabilities are measured at amortized cost.
●	The Company’s convertible debenture and notes payable are subsequently measured at amortized cost using the effective interest method. Interest and accretion expense is recognized in the consolidated statement of loss and comprehensive loss.
●	Put Options represent a non-derivative financial liability, which is remeasured each reporting period with changes in put option value recorded within ‘gain (loss) on revaluation of put option’ on the consolidated statements of loss.

A financial liability is derecognized when the obligation under the liability is discharged, cancelled, or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the consolidated statement of loss and comprehensive loss. Financial liabilities are not reclassified.

Impairment of Financial Assets

At each reporting date, the Company assesses whether a financial asset or group of financial assets is impaired under the expected credit loss (“ECL”) model. For financial assets measured at amortized cost, the ECL model requires entities to account for expected credit losses on financial assets at the date of initial recognition, and to account for changes in expected credit losses at each reporting date to reflect changes in credit risk.

The loss allowance for a financial asset is measured at an amount equal to the lifetime expected credit loss if its credit risk has increased significantly since initial recognition, or if the financial asset is a purchased or originated credit-impaired financial asset. If the credit risk on a financial asset has not increased significantly since initial recognition, its loss allowance is measured at an amount equal to the 12-month expected credit loss.

The Company measures its trade receivables using the simplified approach. Therefore, the Company does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Company has established a provision matrix based on its historical credit loss experience adjusted for forward-looking information including household consumption and consumer price indices, as well as real gross domestic product. The Company also contemplates the grouping of receivables into various customer segments that have similar loss patterns (e.g. by geography).

The Company uses the general approach to measure the expected credit loss for certain loans receivable and lease receivables. ECLs are measured based all possible default events over the expected life of a financial instrument (“lifetime ELCs”).

15

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2023 and 2022 (Stated – In thousands of Canadian dollars, except share and per share amounts)

B.	Current accounting policy changes

Classification of Liabilities as Current or Non-current - Amendments to IAS 1

In January 2020 and October 2022, the Board issued amendments to IAS 1 Presentation of Financial Statements to specify the requirements for classifying liabilities as current or non-current, effective for periods beginning on or after January 1, 2024. The amendments clarify:

•	What is meant by a right to defer settlement;
•	That a right to defer must exist at the end of the reporting period;
•	That classification is unaffected by the likelihood that an entity will exercise its deferral right; and
•	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

The Board decided that if an entity’s right to defer settlement of a liability is subject to the entity complying with the required covenants at a date subsequent to the reporting period (“future covenants”), the entity has a right to defer settlement of the liability even if it does not comply with those covenants at the end of the reporting period.

The amendments also clarify that the requirement for the right to exist at the end of the reporting period applies regardless of whether the lender tests for compliance at that date or at a later date.

Management expectations

IAS 1.75A has been added to clarify that the ‘classification of a liability is unaffected by the likelihood that the entity will exercise its right to defer settlement of the liability for at least twelve months after the reporting period’. That is, management’s intention to settle in the short run does not impact the classification. This applies even if the settlement has occurred when the financial statements are authorized for issuance.

Meaning of the term ‘settlement’

The Board added two new paragraphs (paragraphs 76A and 76B) to IAS 1 to clarify what is meant by ‘settlement’ of a liability. The Board concluded that it was important to link the settlement of the liability with the outflow of resources of the entity.

Settlement by way of an entity’s own equity instruments is considered settlement for the purpose of classification of liabilities as current or non-current, with one exception.

In cases where a conversion option is classified as a liability or part of a liability, the transfer of equity instruments would constitute settlement of the liability for the purpose of classifying it as current or non-current. Only if the conversion option itself is classified as an equity instrument would settlement by way of own equity instruments be disregarded when determining whether the liability is current or non-current.

While the amendment will impact the Company, the Company has elected not to be an early adopter. The Company is in the process of assessing the impact of these changes.

4. Significant accounting judgement, estimates and assumptions

Use of significant estimates & accounting judgements

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, and shareholders’ equity at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates.

The estimates and assumptions are reviewed on an ongoing basis. Revisions in accounting estimates are recognized in the year in which the estimate is revised if the revision affects only that year, or in the year of the revision and future years if the revision affects both current and future years.

16

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2023 and 2022 (Stated – In thousands of Canadian dollars, except share and per share amounts)

A.	Use of significant estimates

Significant accounting estimates are those that require management to make assumptions about matters that are highly uncertain at the time the estimate or assumption is made. Significant accounting estimates are also those that could potentially have a material impact on the Company’s financial results where a different estimate or assumption is used. The significant areas of estimation uncertainty are:

Expected credit losses

The Company’s trade receivables are typically short-term in nature and the Company recognizes an amount equal to the lifetime expected credit losses (“ECL”). The Company measures lifetime ECLs based on historical experience and including forecasted economic conditions. The amount of ECLs is sensitive to changes in circumstances of forecast economic conditions.

Inventory valuation

Inventory is carried at the lower of cost and net realizable value; in estimating net realizable value, the Company makes estimates related to obsolescence, future selling prices, seasonality, customer behavior, and fluctuations in inventory levels.

Business combinations

In a business combination, all identifiable assets, liabilities and contingent liabilities acquired are recorded at their fair values. One of the most significant estimates relates to the determination of the fair value of these assets and liabilities such as intangible assets and goodwill. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or management develop the fair value, using valuation techniques, which are generally based on a forecast of the total expected future cash flows. The valuations are linked closely to the assumptions made by management regarding the future performance of the assets concerned and the discount rate applied. Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. When provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods. However, the measurement period will last for up to one year from the acquisition date.

Taxation

The calculations for current and deferred taxes require management’s interpretation of tax regulations and legislation in the various tax jurisdictions in which the Company operates, which are subject to change. The measurement of deferred tax assets and liabilities requires estimates of the timing of the reversal of temporary differences identified and management’s assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income before they expire, which involves estimating future taxable income.

The Company is subject to assessments by various taxation authorities in the tax jurisdictions in which it operates, and these taxation authorities may interpret the tax legislation and regulations differently. In addition, the calculation of income taxes involves many complex factors. As such, income taxes are subject to measurement uncertainty and actual amounts of taxes may vary from the estimates made by management.

Deferred tax assets

Deferred tax assets, including those arising from tax loss carry-forwards, require management to assess the likelihood that the Company will generate sufficient taxable income in future periods in order to utilize recognized deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be impacted.

Impairments

The recoverable amounts of a Cash Generating Unit (“CGU”) and individual assets have been determined as the higher of the CGU or the asset’s fair value less costs to sell and its value in use. These calculations require the use of estimates and assumptions and are subject to changes, as new information becomes available including information on the likelihood of obtaining future licences, total addressable market, market share escalation factor, gross margin escalation factor, terminal multiple and discount rates. Changes in assumptions used in determining the recoverable amount could affect the carrying value of the related assets and CGU’s.

17

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2023 and 2022 (Stated – In thousands of Canadian dollars, except share and per share amounts)

B.	Judgements

Judgement is used in situations when there is a choice and/or assessment required by management. The following are critical judgements apart from those involving estimations, that management has made in the process of applying the Company’s accounting policies and that have a significant effect on the amounts recognized in the consolidated financial statements.

Determination of CGUs

For the purposes of assessing impairment of non-financial assets, the Company must determine CGUs. Assets are allocated to CGUs based on the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Determination of what constitutes a CGU is subject to management judgement. The asset composition of a CGU can directly impact the recoverability of assets included within the CGU. The determination of the Company’s CGUs was based on management’s judgement in regards to the generation of cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. For the Company, this is store level for bricks and mortar retail sales and subsidiaries for e-commerce.

For the purposes of assessing impairment for goodwill, the Company groups CGUs on the basis of which CGUs utilize and benefit from the goodwill acquired in the business combinations.  For the Company, this includes all bricks & mortar retail as one CGU and subsidiaries for e-commerce as one CGU.

Estimated useful lives, residual values and depreciation of property and equipment

Depreciation of property and equipment is dependent upon estimates of useful lives and residual values, which are determined through the exercise of judgement.

Estimated useful lives of intangibles

Amortization of intangible assets is dependent upon estimates of useful lives, lease terms and residual values which are determined through the exercise of judgement.

Fair value of financial instruments

The individual fair values attributed to different components of a financing transaction are determined using valuation techniques.  The Company uses judgement to select the methods used to make certain assumptions and in performing the fair value calculations in order to determine; (a) the values attributable to each component of a transaction at the time of their issuance; (b) the fair value measurement for certain instruments that require subsequent measurement at fair value on a recurring basis; and (c) for disclosing the fair value of financial instruments subsequently carried at amortized cost.  These valuation estimates could be significantly different because of the use of judgement and the inherent uncertainty in estimating the fair value of these instruments that are not quoted in an active market.

Consolidation

The determination of which entities require consolidation is subject to management judgement regarding levels of control, assumptions of risk and other factors that may ultimately include or exclude an entity from the classification of a subsidiary or other entity requiring consolidation.

Contingencies

Management uses judgement to assess the existence of contingencies. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. Management also uses judgement to assess the likelihood of the occurrence of one or more future events.

18

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2023 and 2022 (Stated – In thousands of Canadian dollars, except share and per share amounts)

5.	Business combinations

In accordance with IFRS 3, Business Combinations, these transactions meet the definition of a business combination and, accordingly, the assets acquired, and the liabilities assumed have been recorded at their respective estimated fair values as of the acquisition date.

A.	Jimmy’s Cannabis acquisition

Total consideration	$
Common shares	4,932
Working Capital Adjustment	352
5,284
Purchase price allocation
Cash	622
Inventory	308
Prepaid expenses	11
Property, plant and equipment	111
Right of use asset	129
Intangible assets - business license rights	1,487
Goodwill	3,416
Accounts payable and accrued liabilities	(318)
Lease liabilities	(130)
Income tax payables	(110)
Deferred tax liability	(242)
5,284

On December 29, 2022, the Company closed the acquisition of 100% of the equity interest of 1171882 B.C. Ltd., operating as Jimmy’s Cannabis Shop BC (“Jimmy’s”) which operates two retail cannabis stores in British Columbia. Pursuant to the terms of the Arrangement, the consideration was comprised of 2,595,533 common shares of the Company having an aggregate value of (i) $4,932 in shares and (ii) working capital adjustment of $352.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. The purchase price was allocated based on the Company’s estimated fair value of the identifiable net assets acquired on the acquisition date. Management finalized its purchase price allocation for the fair value of identifiable intangible assets, income taxes and the allocation of goodwill. The goodwill is primarily related to the opportunities to grow the business, expanded access to capital and greater financial flexibility. Goodwill is not deductible for tax purposes. For the year ended October 31, 2023, Jimmy accounted for $4,660 in revenues and $203 in net loss. If the acquisition had been completed on November 1, 2022, the Company estimates it would have recorded an increase of $5,475 in revenues and a decrease of $531 in net loss for the year ended October 31, 2023.

19

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2023 and 2022 (Stated – In thousands of Canadian dollars, except share and per share amounts)

B.	NuLeaf Naturals, LLC acquisition (prior year)

Total consideration	$
Common shares	35,527
35,527
Purchase price allocation
Cash	564
Accounts receivable	216
Other receivables	21
Inventory	2,058
Prepaid expenses	305
Property, plant and equipment	4,190
Right of use asset	3,144
Intangible assets - software	211
Intangible assets - brand	10,168
Goodwill	28,622
Accounts payable and accrued liabilities	(6,140)
Lease liabilities	(2,984)
Deferred tax liability	(3,122)
Non-controlling interest	(1,726)
35,527

On November 29, 2021, the Company closed the acquisition of 80% of the outstanding common shares of NuLeaf Naturals LLC. (“NuLeaf”). Pursuant to the terms of the Arrangement, the consideration was comprised of 4,429,809 common shares of High Tide, having an aggregate value of $35,527.

The acquisition agreement also includes a call and put option that could result in the Company acquiring the remaining 20% of common shares in NuLeaf not acquired upon initial acquisition. The Company analyzed the value in the call option and considers it to be at fair value, and therefore has no value related to the acquisition. As the put option is a contractual obligation, it gives rise to a financial liability calculated with reference to the agreement and is discounted to its present value at each reporting date using the discounted cash flow model. The initial obligation under the put option was recorded as a liability with the offset recorded as equity at its fair value at acquisition of $8,326 with an exercise date of May 29, 2023.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. The purchase price was allocated based on the Company’s estimated fair value of the identifiable assets acquired on the acquisition date. Management finalized its purchase price allocation. The goodwill is primarily related to the opportunities to grow the business, expanded access to capital and greater financial flexibility. For the year ended October 31, 2022, NuLeaf accounted for $15,657 in revenues and $518 in net income. If the acquisition had been completed on November 1, 2021, the Company estimates it would have recorded an increase of $1,474 in revenues and a decrease of $797 in net loss for the year ended October 31, 2022. The Company also incurred $89 in transaction costs for the year ended October 31, 2022, which have been expensed to finance and other costs during the period.

20

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2023 and 2022 (Stated – In thousands of Canadian dollars, except share and per share amounts)

C.	Bud Room Inc. acquisition (prior year)

Total consideration	$
Common shares	3,738
Working Capital Adjustment	12
3,750
Purchase price allocation
Cash	63
Inventory	40
Prepaid expenses	31
Property and equipment	120
Right of use asset	200
Goodwill	3,707
Lease liability	(365)
Accounts payable and accrued liabilities	(46)
3,750

On February 9, 2022, the Company closed the acquisition of 100% of the outstanding common shares of Bud Room Inc. (“Bud Room”). Pursuant to the terms of the Arrangement, the consideration was comprised of 674,650 common shares of High Tide, having an aggregate value of $3,738 and working capital adjustment of $12, and acquired all rights to the customized Fastendr™ retail kiosk and smart locker technology and Bud Room’s retail cannabis store located at 1910 St. Laurent Blvd in Ottawa, Ontario.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. The purchase price was allocated based on the Company’s estimated fair value of the identifiable assets acquired on the acquisition date. The goodwill is primarily related to the opportunities to grow the business, expanded access to capital and greater financial flexibility. For the year ended October 31, 2022, Bud Room accounted for $2,305 in revenues and $186 in net income. If the acquisition had been completed on November 1, 2021, the Company estimates it would have recorded an increase of $611 in revenues and a decrease of $23 in net loss for the year ended October 31, 2022. The Company also incurred $30 in transaction costs for the year ended October 31, 2022, which have been expensed to finance and other costs during the period.

21

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2023 and 2022 (Stated – In thousands of Canadian dollars, except share and per share amounts)

D.	2080791 Alberta Ltd. acquisition (prior year)

Total consideration	$
Cash	200
Common shares	2,203
2,403
Purchase price allocation
Cash	250
Inventory	182
Prepaid expenses	8
Property and equipment	161
Right of use asset	160
Goodwill	1,830
Accounts payable and accrued liabilities	(28)
Lease liability	(160)
2,403

On April 21, 2022, the Company closed the acquisition of 100% of the outstanding common shares of 2080791 Alberta Ltd. operating as Boreal Cannabis Company (“Boreal”) which operates two retail cannabis stores in Alberta. Pursuant to the terms of the Arrangement, the consideration was comprised of $200 in cash and 443,301 common shares of High Tide, having an aggregate value of $2,203.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. The initial purchase price was allocated based on the Company’s estimated fair value of the identifiable assets acquired on the acquisition date. The goodwill is primarily related to the opportunities to grow the business, expanded access to capital and greater financial flexibility. For the year ended October 31, 2022, Boreal accounted for $1,873 in revenues and $162 in net income. If the acquisition had been completed on November 1, 2021, the Company estimates it would have recorded an increase of $1,861 in revenues and a decrease of $132 in net loss for the year ended October 31, 2022. The Company also incurred $9 in transaction costs for the year ended October 31, 2022, which have been expensed to finance and other costs during the period.

22

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2023 and 2022 (Stated – In thousands of Canadian dollars, except share and per share amounts)

E.	Crossroads Cannabis acquisition (prior year)

Total consideration	$
Common shares	2,189
2,189
Purchase price allocation
Cash	3
Inventory	284
Property and equipment	606
Right of use assets	751
Goodwill	1,296
Lease liabilities	(751)
2,189

On April 26, 2022, the Company closed the acquisition of three retail cannabis stores in Ontario operating as Crossroads Cannabis (“Crossroads”). Pursuant to the terms of the Arrangement, the consideration was comprised of 378,079 common shares of High Tide, having an aggregate value of $1,777. On May 17, the Company closed the acquisition of an additional retail cannabis store operating as Crossroads Cannabis, the consideration was comprised of 138,656 common shares of High Tide having an aggregate value of $412 for the total cash consideration of $2,189.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. The purchase price was allocated based on the Company’s estimated fair value of the identifiable assets acquired on the acquisition date. The goodwill is primarily related to the opportunities to grow the business, expanded access to capital and greater financial flexibility. For the year ended October 31, 2022, Crossroads accounted for $3,505 in revenues and $87 in net income. If the acquisition had been completed on November 1, 2021, the Company estimates it would have recorded an increase of $3,076 in revenues and a decrease of $132 in net loss for the year ended October 31, 2022. The Company also incurred $44 in transaction costs for the year ended October 31, 2022, which have been expensed to finance and other costs during the period.

23

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2023 and 2022 (Stated – In thousands of Canadian dollars, except share and per share amounts)

F.	Ontario Lottery Winner acquisition (prior year)

Total consideration	$
Cash	176
Loan Receivable - Settlement	3,463
3,639
Purchase price allocation
Cash and cash equivalents	12
Inventory	426
Prepaid Expenses	2
Property and equipment	512
Goodwill	2,687
3,639

On May 10, 2022, the Company closed the acquisition of two Ontario Lottery Winner retail cannabis locations. On August 2, 2022, the Company completed its asset acquisition of the third store of the Ontario Lottery Winner retail cannabis location. Pursuant to the terms of the Arrangement, the consideration was comprised of $176 in cash and settlement of a $3,463 Loan Receivable.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. The purchase price was allocated based on the Company’s estimated fair value of the identifiable assets acquired on the acquisition date. The goodwill is primarily related to the opportunities to grow the business, expanded access to capital and greater financial flexibility. For the year ended October 31, 2022, Ontario Lottery Winner accounted for $4,254 in revenues and $55 in net income. If the acquisition had been completed on November 1, 2021, the Company estimates it would have recorded an increase of $6,427 in revenues and an increase of $152 in net loss for the year ended October 31, 2022. The Company also incurred $62 in transaction costs for the year ended October 31, 2022, which have been expensed to finance and other costs during the period.

24

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2023 and 2022 (Stated – In thousands of Canadian dollars, except share and per share amounts)

G.	Bud Heaven acquisition (prior year)

Total consideration	$
Cash True-up Payable	992
Common Shares	1,986
2,978
Purchase price allocation
Cash	41
Inventory	102
Trade and other receivables	13
Prepaid Expenses	37
Property and equipment	240
Right-of-use-assets	250
Goodwill	2,657
Accounts payable and accrued liabilities	(112)
Lease Liabilities	(250)
2,978

On June 1, 2022, the Company acquired all of the issued and outstanding shares of Livonit Foods Inc. operating as Bud Heaven (“Bud Heaven”) which operates two retail cannabis stores in Ontario. The consideration was comprised of 564,092 Common Shares, having an aggregate value of $1,986 and cash of $992.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. The purchase price was allocated based on the Company’s estimated fair value of the identifiable assets acquired on the acquisition date. The goodwill is primarily related to the opportunities to grow the business, expanded access to capital and greater financial flexibility. For the year ended October 31, 2022, Bud Heaven accounted for $1,977 in revenues and $258 in net income. If the acquisition had been completed on November 1, 2021, the Company estimates it would have recorded an increase of $2,170 in revenues and a decrease of $419 in net loss for the year ended October 31, 2022. The Company also incurred $9 in transaction costs for the year ended October 31, 2022, which have been expensed to finance and other costs during the period.

25

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2023 and 2022 (Stated – In thousands of Canadian dollars, except share and per share amounts)

H.	Kensington acquisition (prior year)

Total consideration	$
Cash	160
Loan Receivable - Settlement	523
683
Purchase price allocation
Cash	3
Inventory	21
Property and equipment	185
Goodwill	474
683

On June 4, 2022, the Company purchased a retail cannabis store location in Alberta (previously a franchisee). The consideration was comprised of $160 in cash and settlement of a $523 Loan Receivable.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. The purchase price was allocated based on the Company’s estimated fair value of the identifiable assets acquired on the acquisition date. The goodwill is primarily related to the opportunities to grow the business, expanded access to capital and greater financial flexibility. For the year ended October 31, 2022, Kensington accounted for $436 in revenues and $23 in net loss. If the acquisition had been completed on November 1, 2021, the Company estimates it would have recorded an increase of $447 in revenues and an increase of $156 in net loss for the year ended October 31, 2022. The Company also incurred $7 in transaction costs for the year ended October 31, 2022, which have been expensed to finance and other costs during the period.

26

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2023 and 2022 (Stated – In thousands of Canadian dollars, except share and per share amounts)

I.	Halo Kushbar acquisition (prior year)

Total consideration	$
Note Receivable - Settled	810
Working Capital Adjustment	109
919
Purchase price allocation
Cash	160
Trade and other receivables	37
Inventory	205
Prepaid Expenses	14
Property and equipment	530
Right-of-use assets	718
Accounts payable and accrued liabilities	(27)
Lease liabilities	(718)
919

On July 15, 2022, The Company took control of the shares of Halo Kushbar Retail Inc (“Halo Kushbar”), which owns three operating cannabis retail stores in Alberta.  The consideration received was the settlement of a convertible promissory note that was revalued to a principal amount of $810 (the “Note”) and working capital adjustment of $109.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. The purchase price was allocated based on the Company’s estimated fair value of the identifiable assets acquired on the acquisition date. For the year ended October 31, 2022, Halo Kushbar accounted for $1,164 in revenues and $42 in net income. If the acquisition had been completed on November 1, 2021, the Company estimates it would have recorded an increase of $2,213 in revenues and an increase of $10 in net loss for the year ended October 31, 2022. The Company also incurred $16 in transaction costs for the year ended October 31, 2022, which have been expensed to finance and other costs during the period.

27

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2023 and 2022 (Stated – In thousands of Canadian dollars, except share and per share amounts)

J.	Choom acquisition (prior year)

Total consideration	$
Cash	100
Common Shares	3,940
4,040
Purchase price allocation
Inventory	190
Property and equipment	962
Right-of-use assets	2,520
Goodwill	2,861
Intangible Asset - Business Licenses Rights	27
Lease liabilities	(2,520)
4,040

On August 2, 2022, the Company closed the acquisition of assets of Choom stores located in Alberta and British Columbia. On August 25, 2022, the Company closed the acquisition of assets of a Choom store located in Ontario. The consideration was comprised of 2,147,023 common shares of the Company having an aggregate value of $3,940 and $100 cash.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. The purchase price was allocated based on the Company’s estimated fair value of the identifiable assets acquired on the acquisition date. The goodwill is primarily related to the opportunities to grow the business, expanded access to capital and greater financial flexibility. For the year ended October 31, 2022, Choom accounted for $2,443 in revenues and $132 in net loss. If the acquisition had been completed on November 1, 2021, the Company estimates it would have recorded an increase of $5,429 in revenues and a decrease of $659 in net loss for the year ended October 31, 2022. The Company also incurred $40 in transaction costs for the year ended October 31, 2022, which have been expensed to finance and other costs during the period.

28

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2023 and 2022 (Stated – In thousands of Canadian dollars, except share and per share amounts)

6.	Revenue from contracts with customers

For the year ended October 31	2023	2022	2023	2022	2023	2022	2023	2022
	Retail	Retail	Wholesale	Wholesale	Corporate	Corporate	Total	Total
	$	$	$	$	$	$	$	$
Primary geographical markets (i)
Canada	430,448	288,685	829	1,629	417	122	431,694	290,436
USA	51,922	56,680	858	2,643	-	-	52,780	59,323
International	3,195	7,093	-	-	-	-	3,195	7,093
Total revenue	485,565	352,458	1,687	4,272	417	122	487,669	356,852

Major products and services
Cannabis	416,512	288,291	-	-	-	-	416,512	288,291
Consumption accessories	42,126	40,902	1,618	4,248	-	-	43,744	45,150
Data analytics services	26,250	21,653	-	-	-	-	26,250	21,653
Other revenue	677	1,612	69	24	417	122	1,163	1,758
Total revenue	485,565	352,458	1,687	4,272	417	122	487,669	356,852

Timing of revenue recognition
Transferred at a point in time	485,565	352,458	1,687	4,272	417	122	487,669	356,852
Total revenue	485,565	352,458	1,687	4,272	417	122	487,669	356,852

(i)	Represents revenue based on geographical locations of the customers who have contributed to the revenue generated in the applicable segment.

7. Property and equipment

	Office equipment	Production	Leasehold
	and computers	equipment	improvements	Vehicles	Buildings	Total
Cost	$	$	$	$	$	$
Opening balance, November 1, 2021	3,100	-	27,224	16	2,800	33,140
Additions	541	34	7,163	21	-	7,759
Additions from business combinations	854	2,692	3,960	-	-	7,506
Foreign currency translation	19	189	4	-	-	212
Balance, October 31, 2022	4,514	2,915	38,351	37	2,800	48,617

Additions(i)	1,068	-	4,718	-	-	5,786
Additions from business combinations (Note 5)	-	-	111	-	-	111
Transfers			(775)	-	775	-
Impairment loss (ii)	-	-	(126)	-	-	(126)
Foreign currency translation	157	944	54	1	-	1,156
Balance, October 31, 2023	5,739	3,859	42,333	38	3,575	55,544

Accumulated depreciation
Opening balance, November 1, 2021	1,206	-	7,113	9	56	8,384
Depreciation	925	486	7,117	5	217	8,750
Balance, October 31, 2022	2,131	486	14,230	14	273	17,134

Depreciation	992	539	8,820	1	217	10,569
Foreign currency translation	44	604	51	-	-	699
Balance, October 31, 2023	3,167	1,629	23,101	15	490	28,402

Balance, October 31, 2022	2,383	2,429	24,121	23	2,527	31,483
Balance, October 31, 2023	2,572	2,230	19,232	23	3,085	27,142

(i)	During the year ended October 31, 2023, the Company had a balance of $711 (2022 - $178) in assets under construction, largely related to cannabis retail locations not yet in operations.
(ii)	The Company determined several leasehold improvements that were impaired because of closure of stores or expiration of lease term which result in an impairment $126.

29

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2023 and 2022 (Stated – In thousands of Canadian dollars, except share and per share amounts)

8. Intangible assets and goodwill

	Software	Licenses	Brand Name	Goodwill	Total
Cost	$	$	$	$	$
Opening balance, November 1, 2021	9,463	44,762	21,075	79,946	155,246
Additions and reclasses	905	-	308	83	1,296
Additions from business combinations	338	20	10,047	43,967	54,372
Impairment loss	(89)	-	(1,365)	(45,077)	(46,531)
Foreign currency translation	42	-	2,508	4,500	7,050
Balance, October 31, 2022	10,659	44,782	32,573	83,419	171,433

Additions	273	-	22	-	295
Additions from business combinations (Note 5)	-	1,487	-	3,416	4,903
Impairment Loss			(23,257)	(10,292)	(33,549)
Foreign currency translation	378	-	(390)	(340)	(352)
Balance, October 31, 2023	11,310	46,269	8,948	76,203	142,730

Accumulated depreciation
Opening balance, November 1, 2021	1,776	11,189	-	-	12,965
Amortization	2,412	10,672	-	-	13,084
Foreign currency translation	(106)	-	-	-	(106)
Balance, October 31, 2022	4,082	21,861	-	-	25,943

Amortization	2,131	11,093	-	-	13,224
Foreign currency translation	78	-	-	-	78
Balance, October 31, 2023	6,291	32,954	-	-	39,245

Balance, October 31, 2022	6,577	22,921	32,573	83,419	145,490
Balance, October 31, 2023	5,019	13,315	8,948	76,203	103,485

The carrying values of goodwill are tested for impairment annually. During the year the Company completed its annual impairment tests as of August 1, 2023, which was previously tested as of August 1, 2022, and has included a summary of key inputs below for each CGU to which goodwill has been allocated. Management performs a review of impairment indicators as of October 31, 2023, to determine if additional testing is required, no such indicators were present at year end.

For all impairment tests performed for the year ended October 31, 2023, the Company completed the testing using the FVLCD. The fair value calculation requires level 3 inputs such as forecasted future cashflows of the Company’s cash generating units (“CGU”) over a period of five years, growth rate percentages and terminal growth rates.

Goodwill

The Company completed impairment testing over the group of CGUs to which goodwill had been allocated. Goodwill arising from business combinations is allocated either to the bricks and mortar retail locations (CGUs) or to e-commerce retail subsidiaries (CGUs), as each group of CGUs benefit from synergies created through these business combinations based on whether they are retail locations or e-commerce platforms.

Included in the CGU group for bricks and mortar are all retail locations in addition to the acquisitions of Jimmy. Total goodwill allocated to this group of CGUs for the year ended October 31, 2023 is $58,239 (October 31, 2022: $54,882)

Included in the CGU group for e-commerce are all of the e-commerce subsidiaries. With the reduction caused by the impairment, the goodwill remaining that is allocated to this group of CGUs for the year ended October 31, 2023 is $17,905 (October 31, 2022: $28,537).

30

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2023 and 2022 (Stated – In thousands of Canadian dollars, except share and per share amounts)

Bricks & mortar retail

The recoverable amount of the group of CGUs included in bricks and mortar retail, was determined based on a FVLCD model. The model was built using 5-year cash flows projections expected to be generated based on historical performance, financial forecasts, and growth expectations. For the first year, revenues were forecasted based on actual operating results as well as industry and market trends. Revenue for years after the first year are forecasted at a growth rate of 2%; Cash flows beyond 5 years used a terminal growth rate of 2%; and Cash flows were discounted at an after-tax discount rate range of 14% based on a market participant weighted average cost of capital.

As a result of the impairment test performed, the recoverable amount was determined to be higher than the carrying value of the group of CGUs, which did not result in an impairment (2022 - $nil).

E-commerce retail

The recoverable amount of the e-commerce aggregate group of CGUs was determined based on a FVLCD model. The recoverable amount of the e-commerce aggregated group of CGU’s was determined using 5-year cash flows projections expected to be generated based on historical performance, financial forecasts, and growth expectations. For the first year, revenues were forecasted based on actual operating results as well as industry and market trends. Revenue for the years after the first year are forecasted at a growth rate of 2%. Cash flows beyond 5 years used a terminal growth rate of 2%; and Cash flows were discounted at an after-tax discount rate of 15% based on a market participant weighted average cost of capital.

As a result of the impairment test performed, the recoverable amount was determined to be less than the carrying value of the group of CGUs, which resulted in an impairment of $10,292 (2022 - $45,077). The most sensitive inputs to the fair value model are the revenue growth rate and discount rate.

Indefinite life intangible assets

The Company performed impairment testing over indefinite life intangible which consists of brand intangibles for it’s e-commerce entities. The recoverable amount was determined based on a revenue royalty rate model. Revenues and discount rate used in the models were based on the same assumptions noted above for the ecommerce retail CGU by entity and royalty rates ranging from 0.6% - 5.8%.

	Impairment loss
Brands	2023	2022
	$	$
Blessed CBD	2,772	-
Daily High Club	33	564
DankStop	769	-
FABCBD	7,257	331
GC	749	470
Nuleaf	8,796	-
Smoke Cartel	2,881	-
Total	23,257	1,365

Finite life intangible assets

For the year-ended October 31, 2023, the Company performed indicator assessments over CGUs with property and equipment, right-of-use assets, and finite intangible assets, over all retail locations (CGUs).

The Company did not identify any indicator of potential impairment for retail location CGUs.

31

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2023 and 2022 (Stated – In thousands of Canadian dollars, except share and per share amounts)

9.	Prepaid expenses and deposits

As at October 31	2023	2022
	$	$
Deposits on cannabis retail outlets	1,640	1,417
Prepaid insurance and other	3,847	5,160
Prepayment on inventory	2,656	3,578
Total	8,143	10,155
Less current portion	(4,836)	(7,167)
Long-term	3,307	2,988

10. Inventory

As at October 31	2023	2022
	$	$
Finished goods	25,470	23,393
Work in process	16	56
Raw materials	626	492
Provision for obsolescence	(138)	(527)
Total	25,974	23,414

11.	Trade and other receivables

As at October 31	2023	2022
	$	$
Trade accounts receivable	7,471	7,916
Sales tax receivable	102	284
Total	7,573	8,200

12. Put option liability

As at October 31	2023	2022
	$	$
FABCBD Put Option liability (i)	-	763
Blessed Put Option liability (ii)	1,490	2,899
NuLeaf Put Option liability (iii)	2,185	2,674
Total	3,675	6,336
Less current portion	(3,675)	(6,336)
Long-term obligation	-	-

The Company recognizes call options in accordance with IFRS 10 - Consolidated Financial Statements and has recognized NCI in the financial statements. If the put option is exercised, the Company accounts for increases in its ownership interest as an equity transaction. Consequently, the financial liability is remeasured immediately before the transaction, and is extinguished by payment of the exercise price and the NCI is derecognized against equity. If the put option expires unexercised, the liability is reclassified to the same component of equity that was previously reduced upon initial recognition.

(i)	On May 10, 2021, the Company acquired 80% of the outstanding shares of FABCBD. The acquisition agreement also included a call and put option that could result in the Company acquiring the remaining 20% of common shares in FABCBD not acquired upon initial acquisition. The initial obligation under the put option was valued at $3,722. On September 20, 2022, the Company received a notice to exercise the put option related to FABCBD and on May 24, 2023, the Company issued 423,587 shares valued at $729 to obtain the remaining 20% of FABCBD. A revaluation gains of $34 (2022: $1,874) on put option has been realized in the statement of net loss and comprehensive loss.

32

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2023 and 2022 (Stated – In thousands of Canadian dollars, except share and per share amounts)

(ii)	On October 19, 2021, the Company acquired 80% of the outstanding shares of Blessed. The acquisition agreement also included a call and put option that could result in the Company acquiring the remaining 20% of common shares of Blessed not acquired upon initial acquisition. The put option is valued based on the 12 trailing months of sales times a pre-determined multiple of 2.2 times. The initial obligation under the put option was valued at $4,323. On October 31, 2023, the Company revalued the fair value of the put options and recognized an unrealized gain of $1,409 (2022: $1,415) on the consolidated statements of loss and comprehensive loss.
(iii)	On November 29, 2021, the Company acquired 80% of the outstanding shares of NuLeaf. The acquisition agreement also included a call and put option that could result in the Company acquiring the remaining 20% of common shares of NuLeaf not acquired upon initial acquisition. The initial obligation under the put option was valued at $8,326. On October 31, 2023, the Company revalued the fair value of the put option and recognized an unrealized gain of $489 (2022: $5,652), on the consolidated statements of net loss and comprehensive loss. On May 29, 2023, the Company received a notice to exercise the put option related to Nuleaf and purchase the remaining 20% ownership of NuLeaf. As of October 31, 2023, the Company and NuLeaf have agreed to the settlement value as presented in these financial statements. The put option has not been settled, due to administrative hurdles which are not expected to impact the Company’s exposure to future liabilities associated with settlement of the put option.

13.	Accounts payable and accrued liabilities

As at October 31	2023	2022
	$	$
Accounts payable	8,353	7,670
Accrued liabilities	8,486	7,021
Income tax payable	1,631	3,212
Sales tax payable	2,432	8,343
Total	20,902	26,246

14.	Notes payable

As at October 31	2023	2022
	$	$
Other	215	245
Notes payable (i)	12,429	12,012
Total	12,644	12,257
Less current portion	(136)	-
Long-term	12,508	12,257
(i)	On November 18, 2020, the Company acquired all of the issued and outstanding shares of Meta which included notes payable to Opaskwayak Cree Nation (“OCN”). Notes payable were valued at $12,783 at the date of acquisition by discounting it over two years at market interest rate of 14%. On January 6, 2021, the Company entered into another Amended Loan Agreement with OCN to remove the annual administration fee and extend the maturity date of the loan until December 31, 2024. As a result of the debt restructuring, the Company recognized a $1,145 debt restructuring gain in the statement of net loss and comprehensive loss for the year ended October 31, 2021. The Company incurred interest in the amount of $1,300 (2022: $1901) and accretion expense in the amount of $111 (2022: $512) in relation to the outstanding loan.

15.	Interest bearing loans and borrowings

As at October 31	2023	2022
	$	$
connectFirst loan	16,141	16,393
Total	16,141	16,393

On August 15, 2022, the Company entered into a $19,000 demand term loan with connectFirst credit union (the "Credit Facility") with Tranche 1 - $12,100 available in a single advance, and Tranche 2 - $6,900 available in multiple draws subject to pre-disbursement conditions set. The demand loan bears interest at the Credit Union’s prime lending rate plus 2.50% per annum and is set to mature on September 5, 2027.

33

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2023 and 2022 (Stated – In thousands of Canadian dollars, except share and per share amounts)

Tranche 1, is repayable on demand, but until demand is made this Credit Facility shall be repaid in monthly blended payments of principal and interest of $241. Blended payments may be adjusted from time to time, if necessary, on the basis of the Credit Union’s Prime Lending Rate and the principal outstanding. The Company received the inflow on October 7, 2022. The balance as at the year ended October 31, 2023 is $10,224.

Tranche 2, is repayable on demand, but until demand is made this Credit Facility shall be repaid in monthly blended payments of principal and interest of $147. Blended payments may be adjusted from time to time, if necessary, on the basis of Prime, the principal outstanding and the amortization period remaining, the Company received the inflow of $4,226 on October 25, 2022 and received the remaining inflow of $2,673 on March 8, 2023. The balance as at the year ended October 31, 2023 is $5,917.

Attached to the loan is a general security agreement comprising a first charge security interest over all present and after acquired personal property, registered at Personal Property Registry for the assets of Canna Cabana Inc., Meta Growth Corp., 2680495 Ontario Inc., Valiant Distribution Canada Inc., High Tide USA Inc., Smoke Cartel USA Inc., DHC Supply LLC., DS Distribution Inc., Enigmaa Ltd., High Tide Inc. BV., SJV2 BV., SJV BV o/a Grasscity., and a limited recourse guarantee against $5,000 worth of High Tide Inc. shares held by Harkirat Singh Grover, and affiliates, to be pledged in favor of connectFirst.

During the year ended, October 31, 2023, the Company incurred and paid interest in the amount of $1,497 (2022: nil) and paid $2,925 (2022: nil) as principal in relation to the outstanding interest bearing loans and borrowings.

Covenants attached to the loan:

(i)	The Company’s debt service coverage ratio shall be not less than 1.40:1, to be tested at the end of each fiscal quarter of the Company based on a trailing four-quarters basis using consolidated financial statements. As of October 31, 2023, the Company was in compliance with the debt service coverage ratio.
(ii)	The Company shall at all times maintain in the Company’s account with connectFirst the greater of $7,500 and 50% of the aggregate debt of the Company to connectFirst. A five-business day cure period is permitted. Included in the Cash and cash equivalents is $8,197 held in the Company’s account with connectFirst.
(iii)	The Company shall at all times maintain a current ratio of not less than 1.25:1, to be tested monthly using consolidated financial statements. As at October 31, 2023, the Company was in compliance with the current ratio.
(iv)	The Company shall at all times maintain a funded debt to EBITDA ratio of not more than 3:1, to be tested quarterly on a consolidated basis beginning January 31, 2023. As of October 31, 2023, the Company was in compliance with the funded debt to EBITDA ratio.

As of October 31, 2023, the Company has met all the covenants attached to the loan.

16.	Convertible debentures

As at October 31	2023	2022
	$	$
Convertible debentures, beginning of period	7,466	8,163
Loss on extinguishment and modifications	-	354
Conversion of debenture into equity	-	108
Gain (loss) on debenture	(505)	-
Repayment of debt	-	(2,794)
Accretion on convertible debentures	1,747	1,635
Total	8,708	7,466
Less current portion	(8,708)	(2,696)
Long-term	-	4,770

(i)	On November 28, 2018, the Company entered into an agreement for a brokered private placement for the sale of up to 20,000 unsecured convertible debentures of the Company, at a price of $1 per debenture for gross proceeds of up to $20,000. The debentures bear interest at a rate of 8.5% per annum, payable on the last business day of each calendar quarter. The debentures are convertible to common shares of the Company at a price of $0.75 pre-consolidation ($11.25 post-consolidation) per common share and mature two years from the closing of the offering. The first closing occurred on December 13, 2018 issuing 11,330 debentures at a price of $1 per debenture for gross proceeds of $11,330. The Company incurred $618 in issue costs in relation to the first closing which included the 504,733 broker warrants valued at $93 using Black-Scholes model. Each broker warrant is exercisable for one common share of the Company at a price of $0.75 per share until December 11, 2020. Management calculated the fair value of the liability component as $8,907 using a discount rate of 22%, with the residual amount of $2,422 net of deferred tax of $654 being

34

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2023 and 2022 (Stated – In thousands of Canadian dollars, except share and per share amounts)

allocated to the conversion feature recorded in equity. The Company incurred $618 in debt issuance cost, $486 was allocated to debt component and the remaining $132 to the equity.

On July 24, 2020, the Company entered into a debt restructuring agreement of $10,808 of the Company’s outstanding debt held by a key industry investor under an 8.5% senior unsecured convertible debenture issued in December 2018. The Company agreed to pay to the key investor certain structured installment payments over a period of over approximately three years, beginning on November 1, 2021, the parties have agreed to amend the original debenture into a secured convertible debenture of the Company in the principal amount equal to the $10,808 (the “Deferred Amount “). The Structured Payments, which start in November 2021, will be credited toward the Deferred Amount. As part of the Debt Restructuring, the parties have also (i) extended the maturity date of the amended debenture to January 1, 2025, (ii) amended the conversion price such that the Deferred Amount is convertible into common shares of High Tide (“HITI Shares“) at a conversion price of $0.425 pre-consolidation ($6.375 post-consolidation) per HITI Share, and (iii) amended the interest provisions such that the Deferred Amount will not bear any interest until maturity, with the portion of the Deferred Amount outstanding on maturity bearing interest on and from the maturity date at a rate of 8.5% per annum. Upon extinguishment of the original debenture $1,445 conversion option was moved to contributed surplus. Management calculated the fair value of the liability component as $5,069 using a discount rate of 22% along with forecasted scheduled payments, with the residual amount of $1,072 net of deferred tax of $247 being allocated to equity. For the year ended October 31, 2020 the Company recognized $3,808 as a gain on extinguishment of debenture. During the year ended October 31, 2023, the Company made no repayments (2022: $1,340) and recognized a loss of nil (2022: $222) in the statement of loss and comprehensive loss. As of October 31, 2023, the Convertible debenture balance is $8,708 (2022: $7,466).

During the year, the convertible debentures were subject to revaluation due to a change in future payments. The revaluation resulted in a gain of $505 (2022: nil).

17.	Finance and other costs

For the year ended October 31	2023	2022
	$	$
Accretion on convertible debentures	1,747	1,635
Accretion on notes payable	112	512
Accretion on lease liabilities	2,480	2,384
Interest on notes payable	1,300	1,901
Interest on interest bearing borrowings	1,497	—
Transaction and other costs	2,591	3,947
Total	9,727	10,379

35

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2023 and 2022 (Stated – In thousands of Canadian dollars, except share and per share amounts)

18. Taxes

Income tax expense varies from the amount that would result from applying the Canadian federal and provincial statutory income tax rates to income or loss before income taxes. These differences result from the following:

As at October 31	2023	2022
	$	$
Accounting Loss before income taxes	(48,596)	(73,763)
Canadian Statutory tax rate	23%	23%
Expected income tax recovery based on statutory rates	(11,177)	(16,965)

Increase (decrease) in taxes resulting from:
Non-deductible items	3,423	(979)
Tax on dispositions	-	-
Change in tax rates and subsidiary rate differential	(1,077)	(2,532)
Revaluation of tax estimates	(1,374)	(3,798)
Goodwill Impairment	-	12,134
Change in unrecognized deferred tax assets	2,916	7,796
Other items	(354)	1,429
Tax expense (recovery)	(7,644)	(2,915)

The following items constitute the components of the deferred tax:

For the year ended October 31, 2023	Deferred income tax asset (liability) beginning of year	Acquired business combination	Recognized in earnings	OCI	Deferred income tax asset (liability) end of year
	$	$	$		$
Capital assets	5,048	(276)	1,491	(390)	5,873
Goodwill	(666)	-	1,063	-	397
Intangible assets	(15,389)	-	9,146	-	(6,243)
Right-of-use assets/liabilities	824	35	292	-	1,151
Other	2,406	-	(961)	-	1,445
Non-capital loss carry-forwards	26,305	-	58	-	26,363
Tax benefits not recognized	(28,131)	-	(2,122)	-	(30,253)
Total	(9,603)	(241)	8,967	(390)	(1,267)

Non-capital loss carry-forwards	-	-	-	-	-
Provision for obsolescence	(9,603)	(241)	8,967	(390)	(1,267)
Total	(9,603)	(241)	8,967	(390)	(1,267)

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

As at October 31, 2023, the Company had approximately $103,957 of non-capital income tax losses carried forward, which will begin to expire starting in 2037. The Company also had approximately $1,094 of capital losses carried forward, which do not expire. Deferred tax assets have not been recognized in respect of those losses for which there currently is no expectation of future loss utilization as they may not be used to offset taxable profits in the near future, as they have arisen in subsidiaries that have been loss-making for some time, and there are no other tax planning opportunities or other evidence of recoverability in the near future. If the consolidated financials were able to recognize all such unrecognized deferred tax assets, the profit after tax would increase in concurrence with the income tax recoverable in the future periods.

36

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2023 and 2022 (Stated – In thousands of Canadian dollars, except share and per share amounts)

19.	Share capital

Common shares:
	Number of shares	Amount
	#	$
Opening balance, November 1, 2021	54,360,028	208,904
Acquisition - FABCBD	-	313
Acquisition - NuLeaf	4,429,809	35,527
Acquisition - Budroom	674,650	3,738
Acquisition - Boreal Cannabis	443,301	2,203
Acquisition - Crossroads Cannabis	516,735	2,189
Acquisition - Choom	2,147,023	3,940
Acquisition - Budheaven	564,092	1,986
Issuance of shares through ATM	1,758,167	8,807
Share issuance costs	-	(974)
Vested restricted share units (Note 20)	82,976	247
Issued to pay fees via shares	15,122	100
Shares issued through equity financing	4,956,960	6,768
Exercise options (Note 20)	70,500	526
Exercise warrants (Note 21)	530,423	4,352
Daily High Club Escrow cancellation	(28,553)	(53)
Smoke Cartel Earnout	500,000	940
Balance, October 31, 2022	71,021,233	279,513
Acquisition - Jimmy's (Note 5)	2,595,533	4,932
Issuance of shares through ATM (i)	1,055,861	2,442
Share issuance costs	-	(28)
Vested restricted share units (RSU) (note 20)	66,667	161
Issued to pay fees in shares	136,266	278
Issuance of shares due to put option exercise (note 12)	423,587	729
Balance, October 31, 2023	75,299,147	288,027
(i)	On August 31, 2023, the Company announced that it established a new at-the-market equity offering (“the ATM Program”) that allows the Company to issue up to $30,000 (or the equivalent in U.S. dollars) of common shares from treasury to the public from time to time at the Company’s discretion and subject to regulatory requirements. During the year ended October 31, 2023, a total of $2,442 has been raised through the program.
20.	Share – based compensation
A.	Stock Option Plan:

On April 19, 2022, the directors of the Company approved the 2022 equity incentive plan of the Company (the “Omnibus Plan”), which was effective upon the Company receiving disinterested shareholder approval at the annual general meeting and special meetings of shareholders of the Company on June 2, 2022.

The maximum number of common shares available and reserved for issuance, at any time, under the Omnibus Plan, together with any other security-based compensation arrangements adopted by the Company, including the Predecessor Plans, has been fixed at 20% of the issued and outstanding common shares June 2, 2022. The maximum share options that can be issued is 12,617,734 Common Shares.

The Company’s previous stock option plan limited the number of common shares reserved under the plan from exceeding a “rolling maximum” of ten (10%) percent of the Company’s issued and outstanding common shares from time to time.

The stock options vest at the discretion of the Board of Directors, upon grant to directors, officers, employees and consultants of the Company and its subsidiaries. It is the Company’s intention for the stock options it grants to generally vest one-fourth on each of the first, second, third and fourth, six-month anniversaries of the grant date. All options that are outstanding will expire upon maturity, or earlier if the optionee ceases to be a director, officer, employee or consultant. The maximum exercise period of an option shall not exceed 10 years from the grant date.

37

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2023 and 2022 (Stated – In thousands of Canadian dollars, except share and per share amounts)

Changes in the number of stock options, with their weighted average exercise prices, are summarized below:

As at October 31	2023		2022
	Number of	Weighted Average	Number of	Weighted Average
	options	Exercise Price ($)	options	Exercise Price ($)
Opening balance, November 1, 2022	2,250,082	6.16	1,906,129	6.51
Granted	2,666,457	2.61	554,122	4.99
Forfeited or expired	(325,559)	8.30	(154,669)	5.25
Exercised	—	—	(55,500)	5.93
Balance, October 31, 2023	4,590,980	3.94	2,250,082	6.16
Exercisable, end of year	1,909,963	5.68	1,349,450	6.19

For the year ended October 31, 2023, the Company recorded share-based compensation related to options of $848 (2022 - $2,882).

Range of Exercise Price	Outstanding Options			Exercisable Options
	Number of Options Outstanding	Weighted Average Remaining Life (years)	Weighted Average Exercise Price	Number of Options Outstanding	Weighted Average Exercise Price

$0.00 - $16.67	4,590,980	1.82	$ 3.99	1,909,963	$ 5.68

Options that were granted during the period were valued using the Black-Scholes option pricing model with the following assumptions:

	2023	2022
Share Price	2.40	8.02
Exercise Price	2.61	8.05
Volatility	69%	85%
Expected option life (years)	2.16	2.00
Weighted average fair value	1.85	5.90
Risk-free interest rate	4.73%	2.60%

B.	Restricted Share Units (“RSUs”) plan

During the year ended October 31, 2023, the Company recorded share-based compensation related to RSUs of $649 (2022 –$532). The number of RSUs outstanding at October 31, 2023 amounts to 486,335 (2022: 132,143).

During the year ended October 31, 2023, the weighted-average fair value of RSUs granted was $1.45 per unit (2022 –$5.90 per unit). The fair value of RSUs is determined based on the preceding 5-day volume weighted average trading price of the Company common shares on the TSX from their grant date. The RSUs are equity-settled and each RSU settled by one Company common share for no consideration.

The following provides information with respect to RSU transactions:

As at October 31	2023	2022
Opening balance, November 1, 2022	132,143	84,167
Granted	486,335	65,476
Forfeited or expired	—	—
Exercised	(132,143)	(17,500)
Balance, October 31, 2023	486,335	132,143

38

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2023 and 2022 (Stated – In thousands of Canadian dollars, except share and per share amounts)

C.	Escrow Shares

For the year ended October 31, 2023, the Company recorded share-based compensation related to the Escrow Shares of $3,537 (2022 - $4,666). These shares were granted as part of a compensation plan and are released based on the employment agreement.

The following provides information with respect to escrow shares transactions:

As at October 31	2023	2022
Opening balance, November 1, 2022	3,161	2,770
Granted	—	2,723
Forfeited or expired	—	(57)
Released from escrow	(2,619)	(2,275)
Balance, October 31, 2023	542	3,161

21.	Warrants

					Weighted
	Number of	Warrants	Put option	Weighted	average
	warrants	amount	liability	average	number of	Expiry dates
			amount	exercise price	years to
					expiry
	#	$	$	$
Opening balance, November 1, 2022	111,242,184	10,724	1,693	2.60	2.01

Revaluation of put option liability	—	—	220	—	—
Warrants cancelled or expired	(17,248,015)	(274)	—	—	—
Warrants exercised	(7,956,345)	(6)	(1,913)	—	—
Issued warrants - Promissory note (i)	700,000	321	—	4.98	0.33	June 21, 2023
Issued warrants - Bought deal (ii)	4,956,960	4,732	—	2.73	0.05	July 22, 2027
Balance, October 31, 2022	91,694,784	15,497	—	2.58	2.39

Warrants expired (iii)	(39,619,252)	(2,437)	—	0.43	—
Warrants cancelled (iii)	(809,010)	(320)	—	0.43	—
Balance, October 31, 2023	51,266,522	12,740	—	5.61	0.75

As at October 31, 2023, 46,309,562 (2022: 86,037,824) warrants were exercisable on a basis of 15 warrants for 1 common share.

(i)	The Company issued 300,000 warrants for business development consultancy. Fifteen warrants will allow the holder to acquire one common share at $0.38 per warrant. The warrants were valued at $64 using the Black‐Scholes model, as the fair value of the services provided cannot be measured reliably and the following assumptions were used: stock price of $0.37 pre‐consolidation; expected life of two years; $nil dividends; expected volatility of 111% based on comparable companies; exercise price of $0.38; and a risk‐free interest rate of 1.6%.
(ii)	The Company issued 3,500,000 warrants for business development consultancy. Fifteen warrants will allow the holder to acquire one common share at $0.30 per warrant. The warrants were valued at $204 using the Black‐Scholes model, as the fair value of the services provided cannot be measured reliably and the following assumptions were used: stock price of $0.22 pre‐consolidation; expected life of two years; $nil dividends; expected volatility of 70% based on comparable companies; exercise price of $0.30; and a risk‐free interest rate of 1.6%.
(iii)	During the year ended 2023, the remaining unexercised warrants issued in connections to the META acquisition expired.

39

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2023 and 2022 (Stated – In thousands of Canadian dollars, except share and per share amounts)

22.	Loss per share

For the year ended October 31	2023	2022
	$	$
Net loss for the period	(40,952)	(70,848)
Non-controlling interest portion of net loss	(1,642)	908
Net loss for the period attributable to owners of the Company	(39,310)	(71,756)
	#	#
Weighted average number of common shares - basic	74,329,171	62,775,446
Basic and diluted loss per share	(0.53)	(1.14)

During the year 2023, the company has reported net loss for the year therefore, for the computation of diluted loss per share, common share equivalents are not considered, as the inclusion of the common share equivalents are anti-dilutive for the year.

23. Financial instruments and risk management

The Company’s activities expose it to a variety of financial risks. The Company is exposed to credit, liquidity, interest and market risk due to holding certain financial instruments. This note presents information about changes to the Company’s exposure to each of these risks, its objectives, policies, and processes for measuring and managing risk, and its management of capital during the year. Further quantitative disclosure is included throughout these consolidated financial statements. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

Risk management is carried out by senior management in conjunction with the Board of Directors.

Fair value

The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

(i)	Level 1 – Quoted prices (unadjusted) in active markets for identical assets and liabilities;
(ii)	Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
(iii)	Level 3 – Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company assessed that the fair values of cash and cash equivalents, accounts receivable, loans receivable, accounts payable and accrued liabilities, and other current liabilities approximate their carrying amounts largely due to the short-term nature of these instruments.

The following methods and assumptions were used to estimate the fair value:

(i)	Marketable securities are determined based on level 1 inputs, as the prices for the marketable securities are quoted in public exchanges.
(ii)	The Convertible debentures are evaluated by the Company based on level 2 inputs such as the effective interest rate and the market rates of comparable securities. The convertible debentures are initially measured at FVTPL and subsequently valued at amortized cost. After initial recognition, the convertible debentures are carried at amortized cost. At each reporting period accretion incurred in the period is recorded to transaction costs on the consolidated statement of loss and comprehensive loss.

Credit risk

Credit risk arises when a party to a financial instrument will cause a financial loss for the counter party by failing to fulfill its obligation. The maximum exposure to credit risk is equal to the carrying value (net of allowances) of the financial assets. The objective of managing

40

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2023 and 2022 (Stated – In thousands of Canadian dollars, except share and per share amounts)

credit risk is to prevent losses on financial assets. The Company assesses the credit quality of counterparties, considering their financial position, past experience, and other factors. Cash and cash equivalents consist of bank balances. Credit risk associated with cash is minimized substantially by ensuring that these financial assets are held in highly rated financial institutions. The Company holds all cash and cash equivalents with large commercial banks or credit unions, which minimizes credit risk. The following table sets forth details of the aging profile of accounts receivable and the allowance for expected credit loss.

The following table sets forth details of the aging profile of accounts receivable and the allowance for expected credit loss:

As at October 31	2023	2022
	$	$
Current (for less than 30 days)	2,449	5,435
31 – 60 days	1,234	420
61 – 90 days	934	568
Greater than 90 days	3,390	2,148
Less allowance	(536)	(655)
	7,471	7,916

Accounts receivable consist primarily of accounts receivable from invoicing for products and services rendered. The Company’s credit risk arises from the possibility that a customer which owes the Company money is unable or unwilling to meet its obligations in accordance with the terms and conditions in the contracts with the Company, which would result in a financial loss for the Company. This risk is mitigated through established credit management techniques, including monitoring customer’s creditworthiness, setting exposure limits and monitoring exposure against these customer credit limits.

For the year ended October 31 2023, the Company received $2,554 subsequent to year end which was outstanding greater than 90 days as of October 31, 2023.

For the year ended October 31, 2023, $1,102 in trade receivables were written off against the loss allowance due to bad debts (year ended October 31, 2022 – $142). Individual receivables which are known to be uncollectible are written off by reducing the carrying amount directly. The remaining accounts receivable are evaluated by the Company based on parameters such as interest rates, specific country risk factors, and individual creditworthiness of the customer. Based on this evaluation, allowances are taken into account for the estimated losses of these receivables. The Company performs a regular assessment of collectability of accounts receivables. In determining the expected credit loss amount, the Company considers the customer’s financial position, payment history and economic conditions. For the year ended October 31, 2023, management reviewed the estimates and have created an additional loss allowance on trade receivables as a result of changes in market conditions, in addition to an increase in account receivable balance.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company generally relies on funds generated from operations, equity and debt financing to provide sufficient liquidity to meet budgeted operating requirements and to supply capital to expand its operations. The Company continues to seek capital to meet current and future obligations as they come due. The Company’s ability to manage its liquidity risk going forward will require some or all of the following: the ability to generate positive cash flows from operations and to secure capital or credit facilities on reasonable terms. Maturities of the Company’s financial liabilities are as follows

October 31, 2023	Contractual cash flows	Less than one year	1-3 years	4-5 years	Greater than 5 years
	$	$	$	$	$
Accounts payable and accrued liabilities	20,902	20,902	-	-	-
Notes payable	12,644	137	12,428	-	79
Interest bearing loans and borrowings	16,141	16,141	-	-	-
Put option liability	3,675	3,675	-	-	-
Convertible debentures	8,708	8,708	-	-	-
Undiscounted lease obligations	39,333	9,627	14,747	9,333	5,626
Total	101,403	59,190	27,175	9,333	5,705

41

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2023 and 2022 (Stated – In thousands of Canadian dollars, except share and per share amounts)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in the market interest rate related primarily to the Company’s current credit facility with variable interest rates.

At October 31, 2023, approximately 45% of the Company’s borrowings are at a fixed rate of interest (2022: 58%).

Assuming all other variables remain constant, a fluctuation of +/- 1.0 percent in the interest rate would impact the interest payment by approximately +/- $161.

Foreign currency risk

Foreign currency risk is defined as the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company maintains cash balances and enters into transactions denominated in foreign currencies, which exposes the Company to fluctuating balances and cash flows due to variations in foreign exchange rates. The Canadian dollar equivalent carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities as at October 31, 2023 was as follows:

As at October 31	2023	2023	2023	2023	2022
(Canadian dollar equivalent amounts of GBP, EUR and USD balances)	(GBP)	(EUR)	(USD)	Total	Total
	$	$	$	$	$
Cash	909	322	2,888	4,119	4,391
Accounts receivable	363	68	553	984	1,754
Accounts payable and accrued liabilities	(637)	(682)	(4,547)	(5,866)	(11,542)
Net monetary assets	635	(292)	(1,106)	(763)	(5,397)

Assuming all other variables remain constant, a fluctuation of +/- 5.0 percent in the exchange rate between the United States dollar and the Canadian dollar would impact the carrying value of the net monetary assets by approximately +/- $55 (October 31, 2022 - $34). Maintaining constant variables, a fluctuation of +/- 5.0 percent in the exchange rate between the Euro and the Canadian dollar would impact the carrying value of the net monetary assets by approximately +/-$15 (October 31, 2022 - $38), and a fluctuation of +/- 5.0 percent in the exchange rate between the GBP and Canadian dollar would impact the carrying value of the net monetary assets by approximately +/- $32 (October 31, 2022 - $42). To date, the Company has not entered into financial derivative contracts to manage exposure to fluctuations in foreign exchange rates.

42

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2023 and 2022 (Stated – In thousands of Canadian dollars, except share and per share amounts)

24.	Segmented information

Segments are identified by management based on the allocation of resources, which is done on a basis of selling channel rather than by legal entity. As such, the Company has established two main segments, being retail and wholesale, with a Corporate segment which includes oversight and startup operations of new entities until such time as revenue generation commences. The reportable segments are managed separately because of the unique characteristics and requirements of each business.

	Retail	Retail	Wholesale	Wholesale	Corporate	Corporate	Total	Total
For the year ended October 31	2023	2022	2023	2022	2023	2022	2023	2022
	($)	($)	($)	($)	($)	($)	($)	($)
Total revenue	485,565	352,458	1,687	4,272	417	122	487,669	356,852
Gross profit (loss)	131,788	99,454	(882)	1,379	408	119	131,314	100,952
(Loss) income from operations	(9,559)	(47,010)	(4,678)	(1,668)	(27,188)	(23,632)	(41,425)	(72,310)

As at October 31,
Current assets	48,789	32,672	5,747	11,703	14,109	19,685	68,645	64,060
Current liabilities	22,459	29,594	1,321	2,599	34,357	27,748	58,137	59,941

	Canada	Canada	USA	USA	International	International	Total	Total
For the year ended October 31	2023	2022	2023	2022	2023	2022	2023	2022
	($)	($)	($)	($)	($)	($)	($)	($)
Total revenue	431,694	290,437	52,780	59,870	3,195	6,545	487,669	356,852
Gross profit	104,827	66,997	24,576	29,724	1,911	4,231	131,314	100,952
(Loss) income from operations	(8,659)	(28,833)	(30,137)	(46,527)	(2,629)	3,050	(41,425)	(72,310)

As at October 31,
Current assets	55,787	43,786	11,386	18,482	1,472	1,791	68,645	64,060
Non-current assets	126,579	139,854	34,006	58,765	4,171	12,064	164,756	210,683
Current liabilities	50,968	37,064	5,958	20,947	1,211	1,930	58,137	59,941
Non-current liabilities	37,308	48,861	3,814	3,908	475	—	41,598	52,769

43

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2023 and 2022 (Stated – In thousands of Canadian dollars, except share and per share amounts)

25.	Related party transactions

As at October 31, 2023, the Company had the following transactions with related parties as defined in IAS 24 – Related Party Disclosures, except those pertaining to transactions with key management personnel in the ordinary course of their employment and/or directorship arrangements and transactions with the Company’s shareholders in the form of various financing.

Operational transactions

An office and warehouse unit has been developed by Grover Properties Inc., a company that is related through a common controlling shareholder and the President & CEO of the Company. The office and warehouse space were leased to High Tide to accommodate the Company’s operational expansion. The lease was established by an independent real estate valuations services company at prevailing market rates and has annual lease payments totaling $386 per annum. The primary lease term is 5 years with two additional 5-year term extensions exercisable at the option of the Company.

Financing transactions

On July 22, 2022, the Company issued, on a bought deal basis post-consolidation, 4,956,960 units of the Company at a price of $2.32 per unit post-consolidation. The corporate secretary of the Company, collectively participated in the offering and acquired an aggregate of 130,800 units post-consolidation.

On August 15, 2022, the Company entered into a $19,000 demand term loan with Connect First credit union (the "Credit Facility") with Tranche 1 - $12,100 available in a single advance, and Tranche 2 - $6,900 available in multiple draws subject to pre-disbursement conditions set. To facilitate the credit facility, the president and CEO of the company provided a limited Recourse Guarantee against $5,000 worth of High Tide Inc. shares held by the CEO, and affiliates, to be pledged in favor of the Credit Union until the earlier of:

(i)	12 months following initial funding, provided all covenants of High Tide Inc. are in good standing; and

(ii)	The CEO no longer being an officer of High Tide Inc.

The parties agree that this Personal Guarantee will only be available after all collection efforts against High Tide Inc. have been exhausted, including the sale of High Tide Inc.

Key management personnel

Key management personnel is comprised of Company’s Executive Team and Board of Directors. Key management compensation for the years ended October 31 as follows:

	2023	2022
	$	$
Short-term compensation	2,896	2,408
Share-based compensation	2,452	1,479
Total	5,348	3,887

44

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2023 and 2022 (Stated – In thousands of Canadian dollars, except share and per share amounts)

26.	Right of use assets and lease obligations

The Company entered into various lease agreements predominantly to execute its retail platform strategy. The Company leases properties such as various retail stores and offices. Lease contracts are typically made for fixed periods of 5 to 10 years but may have extension options. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions.

Right of use assets	Total
$
Opening balance, November 1, 2022	30,519
Net additions	9,851
Terminations	(169)
Impairment loss	(590)
Depreciation expense for the period	(8,968)
Balance, October 31, 2023	30,643

Lease Liabilities	Total
$
Opening balance, November 1, 2022	33,768
Additions	9,921
Terminations	(163)
Adjustments	96
Cash outflows in the year	(11,065)
Accretion expense for the year ended (Note 17)	2,480
Balance, October 31, 2023	35,037
Current portion	(7,214)
Non-current	27,823

During the year ended October 31, 2023, the Company also paid $4,806 (2022: $3,420) in variable operating costs associated to the leases which are expensed under general and administrative expenses.

The company identified several right of use assets that were impaired because of closure of stores which result in an impairment of $590.

27.	Capital management

The Company’s objectives when managing capital resources are to:

(i)	Explore profitable growth opportunities;
(ii)	Deploy capital to provide an appropriate return on investment for shareholders;
(iii)	Maintain financial flexibility to preserve the ability to meet financial obligations; and
(iv)	Maintain a capital structure that provides financial flexibility to executed on strategic opportunities.

The Company’s strategy is formulated to maintain a flexible capital structure consistent with the objectives stated above as well to respond to changes in economic conditions and to the risks inherent in its underlying assets. The Board of Directors does not establish quantitative return on capital criteria for management, but rather promotes year-over-year sustainable profitable growth. The Company is not subject to any externally imposed capital requirements. The Company’s capital structure consists of equity and working capital. To maintain or alter the capital structure, the Company may adjust capital spending, take on new debt and issue share capital. The Company anticipates that it will have adequate liquidity to fund future working capital, commitments, and forecasted capital expenditures through a combination of cash flow, cash-on-hand and financings as required.

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High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2023 and 2022 (Stated – In thousands of Canadian dollars, except share and per share amounts)

28.	Contingent liabilities

In the normal course of business, the Company and its subsidiaries may become defendants in certain employment claims and other litigation. The Company records a liability when it is probable that a loss has been incurred and the amount can be reasonably estimated. The Company is not involved in any legal proceedings other than routine litigation arising in the normal course of business, none of which the Company believes will have a material adverse effect on the Company’s business, financial condition, or results of the operations.

29.	Non-controlling interest

The following table presents the summarized financial information for the Company’s subsidiaries which have non-controlling interests. This information represents amounts before intercompany eliminations.

As at October 31,	2023	2022
	$	$
Total current assets	3,017	12,471
Total non-current assets	21,085	85,035
Total current liabilities	(4,128)	(16,175)
Total non-current liabilities	(4,891)	(3,366)
Revenues for the year ended	31,723	45,184
Net income for the year ended	(13,252)	3,971
Total Comprehensive income/loss	(10,672)	5,291

The net change in non-controlling interests is as follows:

As at October 31	2023	2022
	$	$
Opening balance, November 1, 2022	5,683	4,795
Share of loss (gain) for the period - Saturninus Partners	245	(110)
Share of loss (gain) for the period - Meta	597	(136)
Share of loss (gain) for the period - Blessed	(524)	305
Share of loss (gain) for the period - NuLeaf	(1,960)	563
Purchase of NuLeaf	-	1,726
Distribution - Saturninus Partners	-	(749)
Distribution - FABCBD	-	(372)
Distribution - Blessed	(358)	(569)
Distribution - NuLeaf	-	(270)
Distribution - Meta	(104)	-
Purchase of minority interest and closing of NCI balance - FABCBD	(1,469)	500
Balance, October 31, 2023	2,110	5,683

30. Subsequent events

During the year 2023, the Company has re-negotiated its convertible debenture (Note 16). On November 8, 2023, the Company repaid $5,025 by issuing 2,491,345 common shares. On December 30, 2023, the company made a cash payment of $2,792. The remaining balance of $1,041 will be repaid on July 1, 2024.

31.	Comparative information

For comparative purposes, the Company has reclassified certain items on the comparative annual consolidated financial statements of loss and comprehensive loss to confirm with current period’s presentation.

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